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Halcium Wind Turbine Update



Creative Engineering Done

Professional Engineering Started!



We're pleased to announce that we've completed the creative engineering portion of our turbine's development. We'll be opening the company up to investment in the coming weeks to fund the next phase which is to turn it over to a 3rd party engineering firm to complete the work.

Many of you have asked for the chance to invest and I anticipate investment will open to the public in 3-4 weeks through WeFunder.com. I'll keep you updated in the coming days.

I want to thank everyone who's been following for your belief and support over these last two years. It's meant the world to me and has made the turbine's progress to this point possible.

I've signed a contract with a prototyping engineering firm to take over development from here. They've been tasked with taking our design and optimizing it, while keeping true to our concept of safe, reliable wind energy for urban and residential environments. They share our passion and commitment to clean energy as well as local sourcing of materials and manufacturing.

They've informed us that the total cost will be $2.0 million USD over 2 years to complete the work and reach a safe, optimized, and manufacturable wind turbine. I believe the work done over the past 2 years, as well as finding the the right partner, has set the turbine up for success.

To that end, our philosophy has been to open the company to investment from future customers and like-minded individuals, rather than go through big banks and super wealthy. We'd like to continue with that philosophy and open the company to investment from people like you in the coming weeks.

Along with this round will be updated pictures and video of the current prototype as well as our engineers' feasibility report for the future of the turbine, which will contain their estimated power curve for a finished turbine.

Lastly, we've renamed the turbine to the "PowerShell". A portable battery back named the PowerPod conflicts with the name. A small thing for sure, but I feel like the name PowerShell still brings to mind a stationary power-producing device just the same as PowerPod did.

I'd like to close with just a quick message. I continue to see videos and articles of turbines by people trying to create a viable solution to the problem of generating wind energy in towns and cities. The amount of content and the comments from people continue to suggest to me that we have the right solution to this particular problem. I believe the market for the right solution is massive, in the billions, and that a quality turbine will not only capture large portions of that market, but will simultaneously fulfill our company's mission to change energy for the better. That gets me excited for the future, and I hope to see this journey continue further.

Thank you all for your support and for following along with us. I'll be in touch in the next few days!





halcium

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